Exhibit 99.1

ASX/Media Release

IMMUTEP QUARTERLY ACTIVITIES REPORT & APPENDIX 4C

Highlights

•	Encouraging efti data reported from phase IIb AIPAC and phase II TACTI-002 clinical trials

•	TACTI-002 study expanded in lung cancer

•	New phase II trial in head and neck cancer announced

•	EOC Pharma starts new phase II study in metastatic breast cancer

•	Robust operational and financial position, with $54.9 million in cash as at 31 December 2020, providing cash runway beyond the end of calendar year 2022

SYDNEY, AUSTRALIA – 22 January 2021 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a biotechnology company developing novel immunotherapy treatments for cancer and autoimmune disease, provides an update on the ongoing development of its product candidates, eftilagimod alpha (“efti” or “IMP321”) and IMP761, and the activities of its partners.

“Immutep has entered calendar year 2021 in a very strong financial and operational position, following the encouraging clinical results announced for our lead product candidate, efti, last year. We have increasing confidence in efti and accordingly, three new efti trials or trial extensions with up to 386 patients in different cancer indications were announced or started in the quarter.

We advanced our business development activity with MSD and signed a new LAG-3 agreement with LabCorp. Our engagement with regulatory bodies has continued and our IP position has been significantly strengthened; in addition, we are upscaling the manufacturing of efti to prepare for the future. Immutep is advancing strongly towards another step change in calendar year 2021,” said Marc Voigt, CEO of Immutep.

Eftilagimod Alpha Updates

Following a succession of very encouraging clinical trial results for efti reported throughout 2020, Immutep prioritised the process of scaling up the drug candidate’s manufacturing, increasing the process from 200L to 2,000L capacity bioreactors. Manufacturing is taking place at the WuXi Biologics manufacturing plant in Mashan, Wuxi, China. The major scale up steps are taking place throughout 2021.

AIPAC - Phase IIb clinical trial

Immutep reported first Overall Survival (OS) data (based on approximately 60% of patient events) from the AIPAC phase IIb trial in a spotlight presentation at the San Antonio Breast Cancer Symposium 2020 in December. The results included a promising and improving overall trend in OS with a median survival benefit of +2.7 months from efti plus chemotherapy, compared to chemotherapy plus placebo.

In addition, a statistically significant OS benefit was observed in the efti group in key pre-defined patient groups. In patients under 65 years of age, a +7.1 months survival benefit was observed in the efti group which reported a median OS of 21.9 months vs. 14.8 months in the placebo group, reflecting nearly 50% longer survival. Similarly, in patients with a low starting monocyte count, a +9.4 months survival benefit was observed in the efti group, with a median OS of 22.4 months vs. 12.9 months in the placebo group, 74% longer. Importantly there was a statistically significant increase of cytotoxic CD8 T-Cells in the efti arm versus the control arm and patients with those increased cells had, in general, a better OS. It is the first time that an antigen presenting cell activator (APC activator) has delivered meaningful OS data in a randomised, double blind setting.

The proportion of patient events has advanced to ~ 68% currently and Immutep is on track to report final OS data and Overall Response Rates (ORR) by mid calendar year 2021.

TACTI-002 - Phase II clinical trial

In November 2020, Immutep presented very encouraging results from its TACTI-002 phase II trial of efti at the Society for Immunotherapy of Cancer’s (SITC) Congress. TACTI-002 is being conducted in collaboration with Merck & Co., Inc., Kenilworth, NJ, USA (known as “MSD” outside the United States and Canada) and is called Keynote-798 by MSD.

More mature ORRs for Parts A and C were reported at SITC and continued to be very favourable. Immutep reported a 39.4% ORR in patients with 1st line Non-small Cell Lung Cancer (NSCLC) and 43.5% in patients with 2nd line head and neck squamous cell carcinoma (HNSCC), on an evaluable patient basis. Five patients (two with 1st line NSCLC and three with 2nd line HNSCC) reported a complete disappearance of all lesions, known as a Complete Response.

First data from patients with 2nd line NSCLC (Part B) who are PD-1 resistant was also reported at SITC. This group showed encouraging efficacy for low PD-L1 expressing patients who do not typically respond to immune checkpoint (PD-L1) therapy.

Following the encouraging results presented at SITC, Immutep and MSD expanded the TACTI-002 study by 74 additional patients with 1st line NSCLC, creating a stage 3 for Part A. Recruitment for this new stage opened in late December 2020.

In addition, Immutep completed recruitment of 2nd line HNSCC patients for Part C of the trial in early January 2021.

Further data from TACTI-002 is expected in H1 2021.

Phase II Clinical Trial in Head and Neck Cancer

The encouraging results reported by Immutep at SITC in patients with 2nd line HNSCC prompted the Company to announce its intention to run a new randomised, controlled phase II clinical study in approximately 160 1st line HNSCC patients which is a more commercially relevant indication. Patients will be 1:1 randomised to receive efti in combination with an anti-PD-1 treatment, or anti-PD-1 monotherapy. The trial is intended to take place across clinical trial sites in the United States, Australia and Europe.

Immutep is continuing planning for this new trial and will announce further details in due course.

TACTI-mel - Phase I clinical trial

The results of Immutep’s phase I TACTI-mel trial were recently published in the peer-reviewed Journal for ImmunoTherapy of Cancer. TACTI-mel evaluated efti in combination with pembrolizumab in metastatic melanoma patients.

EAT COVID – Phase II clinical trial

The University Hospital Pilsen in the Czech Republic has commenced an investigator-initiated randomised phase II clinical trial evaluating efti in up to 110 hospitalised patients with COVID-19. Recruitment of patients commenced in October 2020.

Initial results from the safety run in of the trial are expected to be reported in early 2021 with initial interim efficacy results in 2021.

IMP761 Update

IMP761, a LAG-3 agonist antibody, is Immutep’s preclinical candidate for autoimmune disease. The Company is continuing cell line and other preclinical development for IMP761 in preparation for clinical trials.

Partner Updates

EOC Pharma - Phase II clinical trial

EOC Pharma announced its plans to conduct a new trial in December 2020, following Immutep’s announcement of encouraging first OS data from its Phase IIb study, AIPAC (see above).

Approximately 152 patients will participate in EOC Pharma’s clinical trial which evaluates efti in combination with chemotherapy and is fully funded by EOC. EOC Pharma is the exclusive licensee of efti for the Chinese market. The ethics committee of the leading clinical site has already approved the study.

GlaxoSmithKline

As announced today, GSK has stopped its phase II clinical trial evaluating GSK2831781 (derived from Immutep’s IMP731 antibody) in ulcerative colitis based on the assessment of clinical data as part of a planned interim analysis conducted in consultation with the trial’s Data Review Committee. GSK is conducting further reporting, assessment and analyses of the efficacy and safety data and evaluating the biology to determine next steps for the GSK2831781 development program. Immutep’s collaboration with GSK remains in place and GSK2831781 continues to be under an exclusive license with GSK. The discontinuation of the GSK trial has no impact on Immutep’s three other product candidates all of which have different mechanisms of action, including its lead product candidate eftilagimod alpha. Immutep’s cash runway is also unimpacted.

Other Partners

Selected for its in-depth LAG-3 expertise and knowledge, Immutep entered into a Licence and Collaboration Agreement with Laboratory Corporation of America Holdings, known as LabCorp, to support its development of immuno-oncology products or services in October 2020.

Immutep’s other licensing partnerships with Novartis and CYTLIMIC continue to progress well.

Intellectual Property

During the quarter, Immutep was granted a new US patent for efti in combination with a PD-1 pathway inhibitor, such as pembrolizumab or nivolumab. The Company was also granted a new European patent for its pre-clinical candidate IMP761 and a new Australian patent for LAG525, a humanised form of Immutep’s IMP701 antibody which is out-licensed to Novartis.

Financial Summary – Q2 FY21

Cash receipts from customers for the quarter was $336k, compared to $23k in Q1 (i.e. the quarter ended 30 September 2020). Cash receipts from government grants and tax incentives for the quarter was $34k, compared to $126k in Q1.

The net cash used in G&A activities in the quarter was $1.82 million compared to $0.35 million in Q1. The significant increase compared with last quarter is mainly due to the prepayment of certain annual expenses. G&A costs for the quarter includes $248k in payment of Non-Executive Director’s fees and Executive Director’s remuneration.

Total net cash outflows used in operating activities in the quarter was $5.58 million. In comparison, total net cash outflows from the operating activities in Q1 was $3.34 million.

The net cash used in Research and Development activities in the quarter was $3.18 million, compared to $2.10 million in Q1. Year to date cash flow used in R&D activities for the 6 months from July to December 2020 was $5.3 million compared to $11.4 million for the 6 months from July to December 2019; the decline is mainly due to the declining AIPAC expenses since almost all patients in the AIPAC Phase IIb clinical trial have completed the treatment and moved into the follow-up phase.

In November 2020, the Company successfully raised $29.57 million via a placement which was supported by high-quality institutional investors in Australia and offshore.

In December 2020, the Company received $10.66 million from the exercise of warrants over American Depository Shares.

The cash and cash equivalent balance as at 31 December 2020 was $54.9 million compared to a balance of $22.7 million as at 30 September 2020.

Immutep is in an excellent financial condition with a cash runway beyond end of calendar year 2022 and beyond several significant data read-outs. Its cash position is currently at its strongest since it started the LAG-3 developments.

A copy of the Appendix 4C -Quarterly Cash Flow Report for the quarter is attached.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 fusion protein (LAG-3Ig), which is a first-in-class antigen presenting cell (APC) activator being explored in cancer and infectious disease. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease. Additional LAG-3 products, including antibodies for immune response modulation, are being developed by Immutep’s large pharmaceutical partners.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (212) 915.2564; tim@lifesciadvisors.com

This announcement was authorised for release by the board of Immutep Limited.